                                                                      EXHIBIT 12

                            HOUGHTON MIFFLIN COMPANY

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                             (DOLLARS IN MILLIONS)

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
                                              TWELVE
                                              MONTHS
                                               ENDED                YEARS ENDED DECEMBER 31,
                                             MARCH 31,    ---------------------------------------------
                                               1995       1994(B)    1993(A)    1992     1991     1990
                                             ---------    -------    -------    -----    -----    -----
Earnings before fixed charges:
     Income from continuing operations.....    $30.7       $52.4      $31.4     $19.0    $25.1    $18.0
     Provision for income taxes............     20.3        32.7       17.7       9.4     15.3     13.2
                                               -----       -----      -----      ----     ----    -----
Income from continuing operations before
  taxes, extraordinary item and cumulative
  effect of accounting changes.............     51.0        85.1       49.1      28.4     40.4     31.2
     Interest expense*.....................      7.4         6.5        3.6       4.4      6.1      5.9
     Interest portion of rental
       expense**...........................      3.6         3.4        3.3       3.7      3.7      3.6
                                               -----       -----      -----      ----     ----    -----
Earnings before fixed charges..............    $62.0       $95.0      $56.0     $36.5    $50.2    $40.7
                                               =====       =====      =====     =====    =====    =====
Fixed charges:
     Interest expense*.....................    $ 7.4       $ 6.5      $ 3.6     $ 4.4    $ 6.1    $ 5.9
     Interest portion of rental
       expense**...........................      3.6         3.4        3.3       3.7      3.7      3.6
                                               -----       -----      -----      ----     ----    -----
Total fixed charges........................    $11.0       $ 9.9      $ 6.9     $ 8.1    $ 9.8    $ 9.5
                                               =====       =====      =====     =====    =====    =====
Ratio of earnings to fixed charges.........      5.6         9.6        8.1       4.5      5.1      4.3
                                               =====       =====      =====     =====    =====    =====

- ---------------

(A) On June 4, 1993, the Company completed an early redemption of $25 million in senior notes due December 15, 1994. The Company recognized an extraordinary loss of $1.0 million, net of a tax benefit of $0.6 million. The extraordinary loss is excluded from earnings before fixed charges and interest expense in calculating the ratio of earnings to fixed charges.

(B) On March 30, 1994, the Company completed an early redemption of $25 million in senior notes due March 30, 1997. The Company recognized an extraordinary loss of $1.2 million, net of a tax benefit of $0.8 million. This extraordinary loss is excluded from earnings before fixed charges and interest expense in calculating the ratio of earnings to fixed charges.

  * Includes: interest amortization of debt issuance costs in 1991 and 1992 of approximately $55,000 annually and in 1993 of approximately $100,000 annually, and interest costs on capital lease obligations of $480,000 in 1990; $430,000 in 1991; $260,000 in 1992; and $155,000 in 1993.

 ** Includes the portion of rent expense for each period presented that is deemed by management to be the interest component of such rentals.

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